June 2, 2022

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439) Kingsbarn Tactical Inflation ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed Post-Effective Amendment (“PEA”) No. 26 to the registration statement of the Trust, which was filed on March 24, 2022 under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register a new series of the Trust, the Kingsbarn Tactical Inflation ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

1.	Comment: Please provide the completed fee table supplementally prior to effectiveness; in addition, please explain in the correspondence filing how the Fund estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s complete fee table is attached as Exhibit A hereto. Other Expenses have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.

2.	Comment: As written, the disclosures under “Principal Investment Strategies” are hard to understand and do not inform investors about how the investment types, analyses used, or components of the strategy help the Fund pursue its objective. Please revise and provide a clear, concise and understandable description in plain English of the Fund’s principal investment strategies that explains what the Fund is designed to do and why and how its investment types and analyses seek to accomplish the objective.

Response: The Trust has revised the disclosure to address the comment.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

3.	Comment: The second sentence of the first paragraph of the disclosures under “Principal Investment Strategies” states “The Adviser will attempt to construct a diversified portfolio of investments with linkages to general inflation and in sectors where supply and demand dynamics are expected to lead to localized inflation pressures.” Explain what this means in plain English. How does the Adviser determine investments are linked to general inflation and in sectors where supply and demand dynamics are expected?

Response: The Trust has revised the disclosure to address the comment.

4.	Comment: The second sentence of the second paragraph of the disclosures under “Principal Investment Strategies” states “The management of the portfolio’s interest rate sensitivity is driven by a directional, short-term interest rate forecast...” Clarify how the Adviser makes this forecast.

Response: The Trust has revised the disclosure to address the comment.

5.	Comment: The second sentence of the second paragraph of the disclosures under “Principal Investment Strategies” states “The management of the portfolio’s interest rate sensitivity is driven by a directional, short-term interest rate forecast by the Adviser which then drives the Adviser’s decisions to purchase or sell the 10-Year Treasury Futures for the Fund’s portfolio.” Clarify whether by saying “sell” this mean selling 10-Year Treasury Futures from the Fund’s portfolio or short selling 10-Year Treasury Futures.

Response: The Trust has revised the disclosure to address the comment to reflect that the statement means selling 10-Year Treasury Futures from the Fund’s portfolio.

6.	Comment: The fourth sentence of the second paragraph of the disclosures under “Principal Investment Strategies” states “When the Adviser expects interest rates to fall, the interest rate sensitivity of the portfolio will be increased in order to get the maximum benefit from that expected interest rate change.” Explain clearly how this works - what changes the portfolio's interest rate sensitivity?

Response: The Trust has revised the disclosure to address the comment.

7.	Comment: The last sentence of the second paragraph of the disclosures under “Principal Investment Strategies” states “The forecasting process is systematic and utilizes multiple market based, economic and technical factors.” Clarify what types of factors these are.

Response: The Trust has revised the disclosure to address the comment.

8.	Comment: Explain in better detail what role equity securities have in the strategy to provide protection from inflation.

Response: The Trust has revised the disclosure to address the comment.

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9.	Comment: Given the Fund’s strategy to protect against inflation, customize Inflation Risk and Interest Rate Risk under “Principal Risks” to how it will affect the Fund in particular.

Response: The Trust has revised the disclosure to address the comment.

10.	Comment: Please revise New Adviser Risk under “Principal Risks” if the Adviser has limited resources, including financial or personnel, that should be addressed.

Response: It has been determined that it is not appropriate to disclose limited resources of the Adviser as a principal risk of the Fund.

11.	Comment: Under “Management – The Sub-Adviser,” clarify what the Sub-Adviser will be doing for the Fund.

Response: The Trust has revised the disclosure to address the comment.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	1.25%
Distribution and/or Service (12b-1) Fees Other Expenses(2)	None None
Acquired Fund Fees and Expenses(2)	0.19%
Total Annual Fund Operating Expenses	1.44%
Less Fee Waivers and/or Expense Reimbursements	(0.30%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.14%
(1)	Kingsbarn Capital Management, LLC (the “Adviser”) has contractually agreed to waive its management fee to an annual rate of 0.95% of the average daily net assets of the Fund until October 1, 2023 and the Adviser may not terminate this arrangement prior to that date.
(2)	Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The effect of the Adviser’s agreement to waive a portion of its management fee is reflected in the example shown below for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
Kingsbarn Tactical Inflation ETF	$116	$426

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